UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

AMERICAN STRATEGIC MINERALS CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	01-0949984
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

31161 Hwy. 90 Nucla, Colorado 81424 (Address of principal executive offices, including Zip Code) Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered: None	Name of each exchange on which each class is to be registered: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates (If applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $0.0001 per share
(Title of Class)

Item 1. Description of Registrant's Securities to be Registered.

Common Stock

This registration statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of American Strategic Minerals Corporation (the “Registrant”). The holders of Common Stock are entitled to one vote per share. The Registrant’s Articles of Incorporation do not provide for cumulative voting. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Registrant’s Board of Directors out of legally available funds; however, the current policy of the Board of Directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of Common Stock are entitled to share ratably in all assets that are legally available for distribution. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights and there are no sinking fund provisions or rights. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the Board of Directors and issued in the future.  There are no restrictions on alienability of the Common Stock and no provisions discriminating against any existing or prospective holder of Common Stock as a result of such security holder owning a substantial amount of securities.

Anti-Takeover Effect of Nevada Law, Certain Charter and By-Law Provisions

The Registrant’s Articles of Incorporation and By-laws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of the Registrant. These provisions have the following effects:

•	they provide for advance notice of certain stockholder actions, such as the nomination of directors and the transaction of other business which may properly come before the meeting;

•	they provide that meetings of stockholders may be called only by the Registrant’s Board of Directors or by an officer so instructed by the Board of Directors;

•
they allow the Registrant to issue, without stockholder approval, up to 50,000,000 shares of preferred stock that could adversely affect the rights and powers of the holders of the Registrant’s Common Stock; and

•	they do not provide for cumulative voting in the election of directors.

The Registrant is subject to Nevada’s Combination with Interested Stockholders Statute (Nevada Revised Statutes 78.411 -78.444) which prohibits an “interested stockholder” from entering into a “combination” with a corporation, unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior three years, did beneficially own) ten percent or more of the corporation’s voting stock.

Nevada Revised Statutes sections 78.378 to 78.379 provide state regulation over the acquisition of a controlling interest in certain Nevada corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. The Registrant’s articles of incorporation and bylaws do not state that these provisions do not apply. The statute creates a number of restrictions on the ability of a person or entity to acquire control of a Nevada company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. The statute is limited to corporations that are organized in the state of Nevada and that have 200 or more stockholders, at least 100 of whom are stockholders of record and residents of the State of Nevada; and does business in the State of Nevada directly or through an affiliated corporation. Because of these conditions, the statute currently does not apply to the Registrant.

Item 2. Exhibits.

Exhibit No.	Description
1.
Amended and Restated Articles of Incorporation of American Strategic Minerals Corporation, Inc. (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on December 9, 2011)

2.	Amended and Restated Bylaws of American Strategic Minerals Corporation (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on December 9, 2011)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

AMERICAN STRATEGIC MINERALS CORPORATION

Date: April 12, 2012	By:	/s/ George Glasier
George Glasier
President and Chief Executive Officer